UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
				(Amendment No. ____)

                      Inovio Pharmaceuticals, Inc.
           _____________________________________________
                         (Name of Issuer)

                           Common Stock
         _______________________________________________
                    (Title of Class of Securities)

                           45773H102
         _________________________________________________
                           (CUSIP Number)


		with a copy to:
Austin W. Marxe	                   	Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		      65 Livingston Avenue
                         			Roseland, New Jersey 07068
                       			(973) 597-2406
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          January 31, 2011
    (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	____	Rule 13d-1(b)
	_x__	Rule 13d-1(c)
	____	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be Deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Cusip No. 45773H102       13G                           Page 2 of 6 Pages

1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]


	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):		Not
Applicable___________________________________________________________________
_____
      6.    Citizenship or Place of Organization:    United States
_____________________________________________________________________________
_
	Number of	           7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	21,130,400*

	Owned by
	Each Reporting        	9.	Sole Dispositive Power:	0
	Person With	           10.	Shared Dispositive Power:

21,130,400*__

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
            21,130,400*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):     16.9%*

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 3,913,000 shares of Common Stock and 1,956,500 Warrants not currently exercisable owned by Special Situations Cayman Fund, L.P., 12,173,900 shares of Common Stock and 6,086,950 Warrants not currently exercisable owned by Special Situations Fund III QP, L.P. 2,869,600 shares of Common Stock and 1,434,800 Warrants not currently exercisable owned by Special Situations Private Equity Fund, L.P. and 2,173,900 shares of Common Stock and 1,086,950 Warrants not currently exercisable owned by Special Situations Life Sciences Fund, L.P. See Items 2 and 4 of this Schedule for additional information.


								Page 3 of 6 Pages
Item 1.	Security and Issuer:
	(a) Inovio Pharmaceuticals, Inc.
(b) 1787 Sentry Parkway West, Building 18, Suite 400, Blue Bell,
Pennsylvania 19422

Item 2. (a)	Name of Person Filing:
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of Special Situations Fund III QP, L.P. (?SSFQP?). Marxe and Greenhouse are members of MG Advisers L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?). Marxe and Greenhouse are also members of LS Advisers L.L.C. (?LS?), the general partner of Special Situations Life Sciences Fund, L.P. (?SSLS?). AWM serves as the investment adviser to SSFQP, SSPE and SSLS. (SSFQP, Cayman, SSPE and SSLS will hereafter be referred to as, the ?Funds?). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.


             (b) Address of Principal Business Office or, if none, Residence:

	The principal business address for Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, NY 10022.


              (c) Citizenship:

     	     Austin W. Marxe and David M. Greenhouse are United States citizens.

              (d) Title of Class of Securities:  Common Stock
	              (e) CUSIP Number:  45773H102.

Item 3. If this statement is filed pursuant to $240.13d-1(b) or 240.13d-2(b), check whether
            the person filing is a:    Not Applicable

(a) ( )	Broker or Dealer registered under section 15 of the Act;
(b) ( )	Bank as defined in section 3(a) (6) of the Act;
(c) ( )	Insurance Company as defined in section 3(a) (19) of the Act;
(d) ( )	Investment Company registered under section 8 of the Investment
Company Act of 1940;
(e) ( )	An Investment Adviser in accordance with $240.13d
		-1(b)(I)(ii)(E);
(f) ( )	An employee benefit plan or endowment fund in accordance with
$240.13d-1(b)(I)(ii)(F);


								Page 4 of 6 Pages

(g) ( )	A parent holding company or control person in accordance with
$240.13d-
	1(b)(1)(ii)(G);
(h) ( ) 	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance

	Act;
(i) ( ) 	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940;
(j) ( )   	Group, in accordance with $240.13d-1(b)(1)(ii)(J).


Item 4.       Ownership:

	 (a) Amount Beneficially Owned: Messrs. Marxe and Greenhouse beneficially own a total of 21,130,400 shares of Common Stock and 10,565,200 Warrants not currently exercisable. This amount includes 3,913,000 shares of Common Stock and 1,956,500 Warrants not currently exercisable owned by Cayman,
2,869,600 shares of Common Stock and 1,434,800 Warrants not currently exercisable owned by SSPE, 12,173,900 shares of Common Stock and 6,086,950 Warrants not currently exercisable owned by SSFQP and 2,173,900 shares of Common Stock and 1,086,950 Warrants not currently exercisable owned by SSLS.

	(b) Percent of Class: Messrs. Marxe and Greenhouse beneficially own 16.9% of the shares outstanding. Cayman owns 3.1% of the outstanding shares, SSPE owns 2.3% of the outstanding shares, SSFQP owns 9.7% of the outstanding shares and SSLS owns 1.7% of the outstanding shares.

	(c) Number of Shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:  0

		(ii)	Shared power to vote or to direct the vote:  21,130,400

		(iii)	Sole power to dispose or to direct the disposition of:  0

(iv)	Shared power to dispose or to direct the disposition of:
21,130,400


Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following __.

Item 6.Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.














       	Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the
Security being Reported on By the Parent Holding Company:  Not Applicable.

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notices of Dissolution of Group:  Not applicable.

Item 10.Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 2010



				/s/ Austin W. Marxe
				AUSTIN W. MARXE



				/s/David M Greenhouse
				DAVID M. GREENHOUSE




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).










       								Page 6 of 6 Pages


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13G to which this agreement is attached is filed on behalf of each of them.





	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse




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1319328.02